pay attention

# Courier 2003 Annual Report

Courier Corporation (Nasdaq: CRRC) is one of America's leading book manufacturers and specialty publishers. Courier's industry-leading financial performance reflects a strong focus on long-term growth markets, technological innovation, and outstanding customer service. Principal Courier markets include religion, education, and specialty trade. Founded in 1824 and headquartered in North Chelmsford, Massachusetts, Courier has approximately 1,400 employees in seven major operating locations throughout the United States. For more information, please visit www.courier.com.

## Financial Highlights (from continuing operations)

| Dollars in millions except income per diluted share | 2003 | 2002 |
| --- | --- | --- |
| Sales | $ 202.0 | $ 201.0 |
| Income | $ 19.3 | $ 16.3 |
| Income per share* | $ 2.37 | $ 2.04 |

*Adjusted for three-for-two stock split on December 5, 2003

## pay attention to customers


publisher


physician


chaplain


gamer


musician


principal

People who read books live in a bigger, more interesting world than people who don't. Books open their eyes, tug at their hearts, and enrich their lives. With every book they read, they discover new places and new possibilities.

This is why people who read books make such great customers. They open our eyes, too. Their interests and passions point the way to new opportunities. Their high expectations inspire us to excel. And their compliments make everyone in this 179-year-old business very proud.

At Courier, we love being part of the community of books and ideas. We love the challenge of serving publishers and booksellers across the United States and beyond. But above all, we love books themselves and the people who read them. People like us. People like you.

pay attention
to fundamentals



Focus on the right markets. Invest in customers' success.



Ask what they need; listen when they tell you. Find ways



to serve people better. Set high goals for quality, and



meet them. Respect your employees: give them the



tools and training to do their best. Always do the


Couri

right thing. Always deliver when you say you'll deliver.

Our business is as demanding as any other. We have to have the right strategy, the right technology, and the right people. It's demanding, but it's not impossible as long as we pay attention.

Every day we work on strategy, technology, and the service our people provide. Every day we push ourselves to execute at the highest level we can. We believe the best way to get more business is to be a company people want to do business with. That means being responsive and reliable, friendly and fair, smart but not stuck-up, always willing to go the extra mile, always on top of the fundamentals.

pay attention
to opportunities

Strong relationships with readers, booksellers and distributors provide a robust pipeline to new opportunities at Dover Publications, Courier's specialty publishing segment. Gift and stationery retailers are a fast-growing sales channel, with more than 500 accounts enrolled since January 2003. International sales got a boost from "SalesPartnerUK," an electronic marketing program in partnership with our U.K. distributor. Meanwhile, 54,000 readers signed up to receive weekly email offers through the Dover Sampler. E-cards and electronic gift certificates rounded out an exciting year of online channel development.

Dover's editorial offices have also been busy, with infrastructure improvements speeding the production of books and catalogs. Fiscal 2003 saw 643 new Dover titles, the most ever. Among them: three new series and a growing array of high-value science books.


borders group


Fold in half
Unfold
Turn over

LOOKS GREAT ON PAPER Dover's Origami Fun Kit, originally designed for Borders Group, combines three origami books with 96 sheets of origami paper, all in a colorful box at a special price. Introduced in the spring of 2003, it has become the best-selling origami title throughout the more than 430 Borders Books & Music stores nationwide.

Use the piece below to make your own swan origami.
(fold and tear along perforated edge)

The diagrams are drawn in the internationally approved Randlett-Yoshizawa style, which, you will find, is easy to follow once you have learned the basic folds. You can use any kind of square paper for these models, but the best results and most precise folding can be achieved using standard origami paper, which is colored on one side and white on the other. In these diagrams, the shading represents the colored side.

Symbols:

- - - - - - - - - - Valley fold, fold in front

·················· Mountain fold, fold behind

———————— Crease line



Fold in this direction

Fold behind

Unfold

Turn over

82C




cracker barrel old
country store®


START
END

Help the monkey get home with
a smile on his face, touching seven
bananas but no empty space.

24A

Your Table Will Be Ready Shortly Dover Little Activity Books combine brain-twisting, babysitting, and just plain fun—perfect for long car trips and other situations where time is not on your side. With 42 titles to choose from, the series has been a nationwide hit at more than 400 Cracker Barrel Old Country Store® locations.

---

Solution


START
END

24 B




american museum
of natural history



pay attention
to operations



Specialty Trade Quilting is just one of hundreds of categories within the specialty trade book market, where Courier plays a dual role as manufacturer and publisher. Dover Publications, a major niche player in this market, was a book manufacturing customer for 50 years before its acquisition by Courier in 2000. Today Courier makes more Dover books than ever, while serving other publishers of all sizes with books for a wide range of business and consumer interests. Courier's specialty trade sales rose 4% in fiscal 2003, with a strong summer for book retailers fueling hopes for longer-term growth.

pay attention
to shareholders

DEAR SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND FRIENDS: Another challenging year, finishing with another double-digit earnings increase. It's a story that never grows old. The challenges for Courier in fiscal 2003 were substantial, but so was our success as we applied our proven formula of focused strategy and enthusiastic, disciplined execution. People pitched in at every level of the company to overcome an adverse retail environment, delivering outstanding service that distinguished us from competitors and helped us to post a modest sales increase. At the same time, through innovations in technology, marketing, and process management, we were able to generate the solid earnings people have come to expect from Courier while laying the foundation for more top-line growth in the future.

QUANTITATIVE HIGHLIGHTS INCLUDED THE FOLLOWING:

- Income from continuing operations rose to a record $19.3 million, or $2.37 per diluted share on a post-split basis, up 18% from fiscal 2002 results of $16.3 million or $2.04 per diluted share. It was our seventh straight year of double-digit earnings growth.

www.doverpublications.com

**$2.5M**

consumer web sales up 32%

- Revenue from continuing operations was $202 million, up slightly from $201 million in fiscal 2002 and considerably better than the performance of most of our industry.
- Our balance sheet and cash position were strong throughout the year. We finished the fiscal year with $24 million in cash, an increase of $18 million over the prior year, enhancing our flexibility as we look at potential acquisitions.
- We invested $11 million in new equipment, more than double fiscal 2002 capital expenditures of $5 million. These investments will help us serve all our markets more efficiently while giving us new, industry-leading capabilities as a producer of high-quality four-color books.
- Our performance continued to win accolades from business publications and trade organizations. We made repeat appearances on Forbes' list of the 200 Best Small Companies in America, Business Week's list of Hot Growth Companies, and the Boston Globe 100 "Best of Massachusetts Business." We also received our third straight "Best of the Best" citation in the annual Printing Industries of America "Best Workplace" competition.
- We continued to perform well for investors. Courier common stock outperformed the S&P 500 for the fourth year in a row and the sixth year out of the last seven, setting the stage for a three-for-two stock split announced in November 2003. At the same time, we raised the dividend by 17%, extending our string of double-digit dividend increases to a record seventh year.

Digital workflow
**100%**
of National's new titles

Achieving these numbers was not easy. Much of the year was painful for many of our customers. Booksellers and the trade publishers who supply them had a long,

Growing earnings in a tough economy isn't just about cutting costs and gaining share. It's about cutting the right costs, spending on things that add value, and gaining share in the markets where the gains are worth the most. Courier did all three in fiscal 2003.

As always, we invested in technology focused on customer needs. We installed a new four-color cover press at Book-mart and ordered a press for Kendallville that will nearly double its four-color capacity. We continued our company-wide progress toward the speed and efficiency of all-digital workflow. And we improved our tracking of jobs, resources, and sales opportunities, adding to our business with several customers and making important inroads at new ones. Along the way, we also paid attention to worker safety and ergonomics, investing nearly $1 million to make our award-winning "Best Workplace" safer and more productive than ever.





EDUCATION Demographic trends and federal programs are driving long-term growth in educational publishing, one of three book manufacturing markets served by Courier. Sales to the education market rose 6% in fiscal 2003, sparked by 11% growth in college sales. Tight state budgets led to a 3% sales decline at the elementary and high school levels. For the five-year period through 2007, the Book Industry Study Group projects average annual growth of 6.2%, including 4.9% in K-12 and 7.3% in higher education.



RELIGION Courier has enjoyed strong relationships with religious trade publishers and missionary organizations for years. Sales in fiscal 2003 were off 2% due to lingering economic uncertainty, which led publishers to reduce the flow of new titles. Faced with this challenge, Courier worked hard to improve efficiency and gain share at key accounts. New pressroom and bindery technology, better tracking systems, and growing capabilities in custom assembly and order fulfillment all contributed to the success of this effort, reinforcing Courier's position as service leader in this important long-term market.





hard winter before being rescued by summer bestsellers. At the same time, textbook publishers had to sell into an environment of widespread state budget deficits that played havoc with planned purchases of school books. Even religious trade publishers were not immune to the problems affecting the rest of the industry and published more cautiously this year. In such circumstances, sales growth for Courier required gains in market share, and earnings growth required that the gains be in high-value segments. Our ability to perform as well as we did reflected our steadfast commitment to industry-leading service and the strength of the customer relationships that have resulted from it. We are grateful to all our customers—readers, retailers, and publishers—for their contributions to our success.

Equally important, we're convinced we can build on this success as the economy improves. We have picked our markets carefully and tailored our capabilities to match, investing in technology and training at every facility to be the best at what we do. Customers appreciate our ability to understand their business and anticipate their needs. They also appreciate dealing with a stable, fine-tuned organization that does what it says it will do. Both these qualities seem fundamental to us. Yet they differentiate us from others and help to ensure our future.

BOOK MANUFACTURING: A PRODUCTIVE YEAR, A COLORFUL FUTURE By focusing on the most valuable opportunities and implementing a host of technological improvements, our book manufacturing segment turned a mixed sales year into another year of record earnings. Sales to two of the segment's three principal markets were up (education by 6%, specialty trade by 4%), though a 2% decline in religious sales reduced total growth to less than 1%.

One factor that has been increasingly helpful in both specialty trade and education is the growing demand for high-quality four-color production. The issue is not simply to give today's students nicer books than the ones we had, but also to compete with the appeal of TV and the Web. Courier's four-color sales were up 16% in fiscal 2003, and we expect greater growth starting in 2004 with the installation of a world-class four-color press from ManRoland at our Kendallville, Indiana plant. Similarly, a four-color cover press installed this year at Book-mart in North Bergen, New Jersey contributed to a 20% rise in cover sales company-wide. All told, we upgraded our technology and enhanced our service across every stage of production, from digital prepress and online proofing to better integration of bindery operations.

This level of attentiveness helped us gain share at key accounts in all three book manufacturing markets. In addition, it made us more efficient financially. Our gross profit as a percentage of sales rose from 27.5% in fiscal 2002 to 29.5% in 2003. Pretax income as a percentage of sales rose from 11.6% to 14.1%. And full-year pretax earnings were $24.2 million, a gain of 22% over 2002.

SPECIALTY PUBLISHING: SEEDING GROWTH THROUGH CHANNEL DEVELOPMENT We knew that Dover Publications' 250% earnings growth in fiscal 2002 would be a tough act to follow, and so it proved. In an off year for the publishing industry, even Dover's 1% sales gain was welcome, though far from the double-digit pace we had hoped for. Fortunately, just as in book manufacturing, we were able to turn it into a much larger increase in earnings while creating new avenues for future sales growth.

New products and new channels have proliferated at Dover since Courier acquired it three years ago. This Annual Report highlights a few current examples. At the same time, we've become more effective in using existing sales channels. Redesigned catalogs, powerful website features, and sharper targeting of promotions all contributed to a 13% rise in direct-to-consumer sales in fiscal 2003.

But while marketing builds awareness, it's still editorial quality that sells. This year's list of new releases, 20% bigger than last year's, was also stronger in high-value science books and CD-ROMs. And it included three new series in the Dover tradition: Phoenix Music Editions, Philosophical Classics, and Giant Thrifts.

Given the difficult sales environment, Dover performed very well. Gross profit as a percentage of sales increased from 45% in fiscal 2002 to 47.2% in 2003, and pretax income as a percentage of sales rose from 13.6% to 16.1%. The segment's pretax income for the year was $5.9 million, up 20% from last year's result of $4.9 million.

A brief footnote to these segment reports: In December 2002 we sold Courier Custom Publishing, our small college course pack business. The unit had operated at a loss for most of the time we owned it. With the sale, we recorded a gain of $.11 per diluted share, and now account for it as a "discontinued operation."

OUTLOOK Like everyone else, we have been encouraged by the reports of renewed growth in the U.S. economy. People ask me how we keep growing earnings in a difficult sales environment. As I said above, it's not easy. But several factors continue to help us. Our management team is seasoned, knows our business inside out, and gets better at it all the time. Our workforce, at every level, can be described in exactly the same terms. Our great and growing customer base has shown its willingness to support our investments in

A safer workplace

$835K

FY03 safety equipment upgrades

the future. And last but far from least in this time of nationwide attention to corporate governance, our superb Board of Directors has been a blessing to all of us. This year the board grew even stronger with the addition of Ron Skates, whose skills enhance our team tremendously.

Fiscal 2004 is sure to have its own challenges, but I'm confident we'll meet them. Here are our goals:

– Drive revenues to record levels, and maintain the strong earnings momentum.
– Extend our service leadership in our chosen markets.
– Continue to raise operating efficiency.
– Get Dover back on track to double-digit sales growth.

As always, my sincere thanks to all our customers, employees, investors and friends. I'm glad to have you on our side. I know we'll succeed together.

James F. Conway III

James F. Conway III
Chairman, President and
Chief Executive Officer



pay attention
to the numbers

## FIVE-YEAR FINANCIAL SUMMARY

| (Dollar amounts in millions except per share data) | 2003 | 2002 | 2001 | 2000* | 1999 |
|---|---|---|---|---|---|
| Net sales | $202.0 | $201.0 | $210.8 | $191.2 | $166.0 |
| Gross profit | 67.4 | 62.6 | 60.1 | 48.5 | 41.2 |
| Income from continuing operations | 19.3 | 16.3 | 13.6 | 11.3 | 9.0 |
| Income per diluted share from continuing operations | 2.37 | 2.04 | 1.75 | 1.49 | 1.21 |
| Dividends per share | 0.30 | 0.27 | 0.24 | 0.21 | 0.19 |
| Working capital | 50.9 | 34.0 | 28.2 | 33.3 | 21.9 |
| Current ratio | 2.9 | 2.2 | 1.9 | 1.9 | 1.8 |
| Capital expenditures | 10.9 | 4.9 | 12.8 | 16.3 | 5.0 |
| Depreciation and amortization | 9.8 | 10.7 | 11.8 | 8.1 | 8.3 |
| Total assets | 151.1 | 131.7 | 133.6 | 141.8 | 91.5 |
| Long-term debt | 0.6 | 0.7 | 16.5 | 31.3 | 1.2 |
| Long-term debt as a percentage of capitalization | 0.5% | 0.7% | 17.0% | 31.6% | 2.0% |
| Stockholders' equity | 115.4 | 95.9 | 80.3 | 67.8 | 57.6 |
| Return on stockholders' equity | 19.0% | 18.4% | 17.8% | 17.0% | 15.6% |
| Stockholders' equity per share | 14.55 | 12.26 | 10.48 | 9.01 | 7.91 |
| Shares outstanding (in 000's) | 7,931 | 7,821 | 7,668 | 7,524 | 7,274 |
| Number of employees | 1,420 | 1,455 | 1,504 | 1,535 | 1,320 |

Net sales, gross profit, income and income per diluted share reflect continuing operations (see Note H).

Income per diluted share from continuing operations is based on weighted average shares outstanding; stockholders' equity per share is based on shares outstanding at year end. Shares outstanding and per share amounts have been retroactively adjusted to reflect three-for-two stock splits distributed on December 5, 2003 and August 31, 2001 (see Notes A and K).

*Fiscal 2000 included 53 weeks.

FORWARD-LOOKING INFORMATION *The Annual Report to shareholders includes forward-looking statements. Statements that describe future expectations, plans or strategies are considered "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results include, among others, changes in customers' demand for the Company's products, including seasonal changes in customer orders, changes in raw material costs, pricing actions by competitors, consolidation among customers and competitors, unanticipated changes in operating expenses, changes in technology, changes in tax policy including export credits, and general changes in economic conditions. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. The forward-looking statements included herein are made as of the date hereof, and the Company undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.*

OVERVIEW Courier Corporation, founded in 1824, is one of America's leading book manufacturers and specialty publishers. Courier's seven straight years of earnings growth was achieved through a strong focus on growth markets, technological innovation and outstanding customer service.

The Company has two business segments: full-service book manufacturing and specialty publishing. In 2003, the Company sold the assets of Courier Custom Publishing, Inc., which comprised all of the activities of the customized education segment (see "Discontinued Operation" below).

BOOK MANUFACTURING streamlines the process of bringing books from the point of creation to the point of use. Based on sales, Courier is the fifth largest book manufacturer in the United States and largest in the Northeast, offering services from content management, prepress and production through storage and distribution. Courier's principal markets include religious, educational and specialty trade books.

SPECIALTY PUBLISHING consists of Dover Publications, Inc. (Dover), acquired by Courier on September 22, 2000. Dover publishes over 8,000 titles in more than 30 specialty categories ranging from literature and poetry classics to paper dolls, and from musical scores to typographical fonts. Dover sells its products through most American bookstore chains, independent booksellers, children's stores, craft stores and gift shops, as well as a diverse range of distributors around the world. Dover also sells its books directly to customers through its specialty catalogs and over the Internet at www.doverpublications.com.

RESULTS OF OPERATIONS The Company's income from continuing operations in 2003 was $19.3 million, or $2.37 per diluted share, an increase of 18% over corresponding 2002 results of $16.3 million, or $2.04 per diluted share. Sales for 2003 from continuing operations were $202 million compared to $201 million in 2002. Gross profit increased to $67.4 million in 2003 from $62.6 million in the prior year and, as a percentage of sales, increased to 33.4% compared to 31.1% in 2002. Selling and administrative expenses were $37.8 million in both 2003 and 2002.

| Continuing Operations (in thousands except per share amounts) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net sales | $202,002 | $201,024 | $210,823 |
| Gross profit | 67,372 | 62,573 | 60,113 |
| Income | 19,272 | 16,295 | 13,612 |
| Income per diluted share | 2.37 | 2.04 | 1.75 |

In 2002, income from continuing operations increased by 20% over 2001 to $16.3 million, or $2.04 per diluted share, from $13.6 million, or $1.75 per diluted share, for the prior year. Sales in 2002 decreased 5% to $201 million compared to $211 million in 2001. Gross profit in 2002 increased by $2.5 million, or 4%, and as a percentage of sales, increased to 31.1% from 28.5% in 2001. Selling and administrative expenses increased to $37.8 million in 2002 from $37.4 million in 2001. Fiscal 2001 included amortization of goodwill of $1.4 million. Goodwill amortization was discontinued in 2002, reflecting the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." This standard changed the accounting for goodwill and certain other intangible assets from an amortization method to an impairment-only approach. If these rules had applied to goodwill for 2001, the result would have been to increase related pretax income by $1.4 million and income from continuing operations by approximately $1.0 million, or $.13 per diluted share.

For each of the three years discussed above, the amounts do not include the results of a discontinued operation, Courier Custom Publishing, a provider of customized teaching materials which was sold on December 17, 2002 (see "Discontinued Operation" below). Courier Custom Publishing comprised all of the activities of the customized education segment in 2003 and 2002. Fiscal 2001 results for this segment had also included The Home School, which ceased operations in March 2001 when substantially all of its assets were sold. Results for The Home School in 2001 for the period prior to its sale are included in results from continuing operations.

CONTINUING OPERATIONS

| Sales by Segment (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Book Manufacturing | $ 171,858 | $ 170,382 | $ 181,233 |
| Specialty Publishing | 36,391 | 36,004 | 33,259 |
| Customized Education | – | – | 368 |
| Intersegment sales | (6,247) | (5,362) | (4,037) |
| Total | $ 202,002 | $ 201,024 | $ 210,823 |

| Pretax Income (loss) by Segment (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Book Manufacturing | $ 24,171 | $ 19,817 | $ 18,691 |
| Specialty Publishing | 5,855 | 4,890 | 1,425 |
| Customized Education | – | – | (250) |
| Other income | – | – | 1,230 |
| Intersegment profit | (500) | (405) | (464) |
| Total | $ 29,526 | $ 24,302 | $ 20,632 |

BOOK MANUFACTURING SEGMENT Sales from Courier's book manufacturing segment in 2003 were $171.9 million, an increase of 1% over 2002 sales. The Company focuses on three key publishing markets in this segment: education, religious and specialty trade. Sales to educational publishers increased approximately 6% in 2003 with particular strength in four-color textbooks in the college market. Sales to educational publishers of elementary and high school textbooks were down 3% as that market continued to be impacted by state and local funding deficits. Sales to the religious market were down 2%, reflecting a shortfall in sales of religious trade books while sales to customers in the specialty trade market were up 4% in 2003. In 2002, sales were $170.4 million, down 6% from $181.2 million in 2001. Sales to educational publishers in 2002 were approximately 3% below the prior year, reflecting reductions in inventory levels in the college market by publishers in the first half of the year. Sales to elementary and high school publishers were flat in 2002 compared to 2001. Sales to the religious market were up approximately 3% over 2001. Sales to customers in the specialty trade market were down approximately 15%, reflecting a continued softness in consumer purchases, particularly of books on subjects such as technology, computers and travel, as well as inventory reductions by retailers, distributors and publishers in reaction to the slowdown in the economy.

Gross profit as a percent of sales in the Company's book manufacturing segment increased by 200 basis points to 29.5% in 2003 from 27.5% in 2002. The improvement reflects the continuing benefits from tightly managing costs, continuing gains in productivity due to new equipment and increased employee training, as well as an improved sales mix. In 2002, gross profit increased by 170 basis points to 27.5% from 25.8% in 2001. The increase was the result of productivity improvements from investments in equipment and training, tight cost controls and a favorable shift in the sales mix.

In 2003, selling and administrative expenses amounted to $26.8 million, or 16% of sales, down 2% from the prior year, reflecting reduced administrative costs in this segment. Selling and administrative expenses in 2002 were $27.2 million, down 2% from 2001, but increased as a percentage of sales to 16% from 15% in 2001.

Pretax income for the Company's book manufacturing segment increased 22% to $24.2 million, or, on an after-tax basis, $1.95 per diluted share, in 2003 compared to $19.8 million, or, $1.69 per diluted share, in 2002. As a percentage of sales, pretax income increased to 14% in 2003 from 12% in the prior year. Fiscal 2002 pretax income in this segment was $19.8 million, up 6% compared to 2001, and net income per diluted share was $1.69, also an increase of 6% over the prior year. Fiscal 2001 included goodwill amortization in this segment of approximately $0.5 million, or $.07 per diluted share.

SPECIALTY PUBLISHING SEGMENT Sales in 2003 for the Company's specialty publishing segment were $36.4 million, an increase of 1% over 2002. Direct-to-consumer sales were up 13% in 2003 and international sales increased 15% over last year. In contrast, sales to domestic retailers were down 2% for the year as a result of a 22% reduction in sales to the large bookstore chains. While sales to the bookstore chains dropped, sales to online booksellers and to non-bookstore retailers, such as craft stores and gift shops, grew significantly. Fiscal 2002 sales of $36.0 million increased 8% over the prior year. Fiscal 2001 consisted of 53 weeks for Dover. Adjusting for the extra week, the sales increase in 2002 was 11%, including a 19% increase in direct-to-consumer sales and a 7% increase in international sales.

Gross profit as a percentage of sales in the specialty publishing segment increased 220 basis points to 47.2% in 2003 compared to 2002. The improvement in the gross profit percentage reflects increased prices and a favorable mix of direct-to-consumer sales, as well as cost savings from shifting more manufacturing of Dover books to the Company's manufacturing plants. Also, declining product costs related to the sale of inventory from the original acquisition added approximately 100 basis points. Amortization expense related to prepublication costs was reclassified from selling and administrative expense to costs of sales in 2003. All prior periods have been reclassified to be consistent with this presentation. In 2002, Dover's gross profit increased by $2.2 million and, as a percentage of sales, increased to 45.0% from 42.1% in 2001, reflecting higher prices and lower production costs.

Selling and administrative expenses in this segment were $11.0 million in 2003, an increase of 4% over 2002, reflecting higher sales and marketing expenses. In 2002, Dover's selling and administrative expenses were $10.6 million, up 10% from 2001 primarily from increased sales and marketing activities and the write off of a receivable from its Canadian distributor who filed for bankruptcy.

Pretax income in the specialty publishing segment increased 20% to $5.9 million, or, on an after-tax basis, $.46 per diluted share, in 2003 compared to $4.9 million, or $.39 per diluted share in the previous year, reflecting the improvement in gross profit. In 2002, pretax income in this segment was approximately $4.9 million, or $.39 per diluted share, compared to $1.4 million, or $.11 per diluted share, in 2001. The increase in earnings in 2002 was the result of sales growth, improved gross profit margins and the elimination of goodwill amortization which reduced fiscal 2001 earnings by $0.9 million, or $.07 per diluted share.

Total Consolidated Company Interest expense for 2003 was $52,000 compared to $480,000 in the prior year. During 2003, there were no borrowings under the Company's $60 million revolving credit facility; however, interest expense includes commitment fees and other costs associated with maintaining this credit facility. Cash investments during 2003 averaged approximately $17.5 million at a 1.2% annual investment rate generating interest income of approximately $200,000. In 2002, the Company's average borrowings on its credit facility were $7.5 million at an average annual interest rate of 2.5%. Interest expense in 2002 was approximately $0.5 million compared to $1.9 million in 2001, when average borrowings were approximately $28.9 million at an average annual interest rate of 6.1%. Capitalized interest related to new equipment was approximately $0.2 million in 2001. No interest was capitalized in 2003 or 2002.

Other income in 2001 is comprised of a pretax gain of approximately $0.3 million from the sale of The Home School. In addition, during 2001 the Company completed the sale of a facility in Raymond, New Hampshire resulting in a pretax gain of approximately $0.9 million. Other income also includes net rental income from this facility before its sale of $49,000 in 2001.

The Company's effective tax rate for 2003 was 35% compared to 33% in 2002 reflecting a higher effective state tax rate and a reduced benefit from export related income. The 2001 effective tax rate of 34% was higher than 2002 primarily due to nondeductible goodwill amortization in 2001.

For purposes of computing net income per diluted share, weighted average shares outstanding increased by approximately 128,000 shares in 2003 and 195,000 shares in 2002. These increases were primarily due to options exercised and shares issued under the Company's stock plans and the impact of potentially dilutive shares. On November 6, 2003, the Company announced a three-for-two stock split effected in the form of a 50% stock dividend, which was distributed on December 5, 2003 to stockholders of record on November 17, 2003. Weighted average shares outstanding and net income per share amounts have been restated to give effect to the stock split.

DISCONTINUED OPERATION On December 17, 2002, the Company sold the assets of its wholly owned subsidiary, Courier Custom Publishing, Inc., which comprised all of the activities of the customized education segment in 2003 and 2002. The customized education segment provided customized coursepacks and textbooks. Fiscal 2003 results for this operation was a loss, net of tax, of $65,000 compared to losses, net of tax, of $120,000 and $395,000 in 2002 and 2001, respectively. Proceeds from the sale of Courier Custom Publishing were $1.5 million resulting in an after-tax gain of approximately $0.9 million, or $.11 per diluted share. Courier Custom Publishing was accounted for as a discontinued operation in the accompanying financial statements.

LIQUIDITY AND CAPITAL RESOURCES Operating activities provided $31.1 million of cash. Income from continuing operations for the year was $19.3 million. Depreciation was $8.2 million and amortization of prepublication costs was $1.6 million. Increases in deferred income taxes provided $0.9 million of cash. Working capital provided approximately $1.3 million of cash, primarily from a reduction in accounts receivable.

Investment activities used $11.6 million of cash. Proceeds from the sale of Courier Custom Publishing were $1.5 million. Capital expenditures were $10.9 million, primarily for new equipment to increase productivity and lower costs in the book manufacturing segment. This amount also includes $4.5 million of payments on a major new press scheduled for delivery next spring to expand the Company's four-color printing capacity. For fiscal 2004, capital expenditures are expected to increase to $13 – $15 million. This includes approximately $9 million for the completion of the four-color press project including a planned building expansion. Prepublication costs at Dover were approximately $2.2 million, reflecting increased investments in new title offerings. These costs are expected to increase modestly in 2004 as Dover's publishing activity continues to grow.

In March 2003, the Company announced an agreement to sell approximately 200,000 square feet of unoccupied and underutilized portions of its multi-building manufacturing complex in Westford, Massachusetts for $1.7 million. The Company will continue its current levels of book manufacturing at the site. The agreement contains a number of significant contingencies. Assuming these contingencies can be resolved, the sale is anticipated to close in fiscal 2004. Although the carrying value of the property is nominal, the agreement requires that the Company incur certain costs to complete the transaction, such as separation of all utilities within the complex. Although these costs could be significant, if the transaction is completed, the Company anticipates realizing a small gain on the sale.

Financing activities used approximately $1.3 million of cash in 2003. During the year, there were no borrowings under the Company's $60 million revolving credit facility. The Company uses this revolving credit facility for both its long-term and short-term financing needs. Dividend payments were $2.4 million while proceeds from stock plans were $1.1 million, primarily from the exercise of stock options. The Company believes that its cash from operations and available credit facilities will be sufficient to meet its cash requirements through 2004.

The following table summarizes the Company's contractual obligations and commitments at September 27, 2003 to make future payments as well as its existing commercial commitments.

(000's omitted)

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| Contractual Payments: | Total | Less than 1 Year | 1 to 3 Years | 4 to 5 Years | After 5 Years |
| Long-Term Debt | $ 674 | $ 81 | $ 168 | $ 179 | $ 246 |
| Operating Leases | 9,654 | 3,679 | 4,033 | 1,942 | – |
| Purchase Obligations [1] | 4,827 | 4,827 | – | – | – |
| Other Long-Term Liabilities | 2,678 | – | 1,294 | 360 | 1,024 |
| Total | $ 17,833 | $ 8,587 | $ 5,495 | $ 2,481 | $ 1,270 |

[1] Represents capital commitments for new four-color press and other projects.

New Accounting Pronouncements In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS 143 is effective for fiscal years beginning after June 15, 2002 and was adopted by the Company effective in 2003. Adoption of this standard did not have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor's obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. The initial liability recognition provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were effective for financial statements for interim or annual periods ending after December 15, 2002. The implementation of this interpretation did not have a material impact on the Company's consolidated financial position or results of operations.

Risks The Company derived approximately 45% of its 2003 revenues from two major customers. The loss of either of these customers or a significant reduction in order volumes from them would have a material adverse effect on the Company.

The Company utilizes a Foreign Sales Corporation ("FSC"). Should the FSC provisions be repealed by Congress, and no alternative, or an alternative with a significantly different benefit, is provided, the Company would experience an increase in its income tax rate and a reduction in its net income. The tax benefit of the FSC in 2003 increased net income by $0.8 million.

Critical Accounting Policies and Estimates The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to collectibility of accounts receivable, recovery of inventories, impairment of goodwill, prepublication costs and income taxes. Management bases its estimates and judgments on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates. The significant accounting policies which management believes are most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

Accounts Receivable Management performs ongoing credit evaluations of the Company's customers and adjusts credit limits based upon payment history and the customer's current credit worthiness. Collections and payments from customers are continuously monitored. A provision for estimated credit losses is determined based upon historical experience and any specific customer collection issues that have been identified. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories Management records reductions in the cost basis of inventory for excess and obsolete inventory based primarily upon historical and forecasted product demand. If actual market conditions are less favorable than those projected by management, additional inventory charges may be required.

Goodwill The Company accounts for goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Accordingly, the Company evaluates possible impairment annually or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The Company completed the annual impairment test required by SFAS No. 142 at September 27, 2003 resulting in no change to the nature or carrying amounts of its intangible assets. Changes in market conditions or poor operating results could result in a decline in value thereby potentially requiring an impairment charge in the future.

Prepublication Costs The Company capitalizes prepublication costs, which includes the cost of acquiring rights to publish a work and costs associated with bringing a manuscript to publication such as artwork and editorial efforts. Prepublication costs are amortized on a straight-line basis over a four-year period. Management regularly evaluates the sales and profitability of the products based upon historical and forecasted demand. Based upon this evaluation, adjustments may be required to amortization expense.

Income Taxes The income tax provision and related accrued taxes are based on amounts reported on the Company's tax returns and changes in deferred taxes. Deferred income tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities. Changes in the recoverability of the Company's deferred tax assets or audits by tax authorities could result in future charges or credits to income tax expense, and related accrued and deferred taxes.

## Consolidated Statements of Income

| For the Years Ended | September 27, 2003 | September 28, 2002 | September 29, 2001 |
|---|---|---|---|
| Net sales (Note A) | $ 202,002,000 | $ 201,024,000 | $ 210,823,000 |
| Cost of sales | 134,630,000 | 138,451,000 | 150,710,000 |
| Gross profit | 67,372,000 | 62,573,000 | 60,113,000 |
| Selling and administrative expenses | 37,794,000 | 37,791,000 | 37,402,000 |
| Amortization of goodwill (Note A) | – | – | 1,410,000 |
| Interest expense, net | 52,000 | 480,000 | 1,899,000 |
| Other income (Note J) | – | – | (1,230,000) |
| Pretax income | 29,526,000 | 24,302,000 | 20,632,000 |
| Provision for income taxes (Note C) | 10,254,000 | 8,007,000 | 7,020,000 |
| Income from continuing operations | $ 19,272,000 | $ 16,295,000 | $ 13,612,000 |
| Discontinued operations: | | | |
| Loss from operations, net of tax | (65,000) | (120,000) | (395,000) |
| Gain on disposal, net of tax | 913,000 | – | – |
| Net income | $ 20,120,000 | $ 16,175,000 | $ 13,217,000 |
| Income per basic share (Notes A and K): | | | |
| Continuing operations | $2.46 | $2.11 | $1.79 |
| Discontinued operations (Note H): | | | |
| Loss from operations | (0.01) | (0.02) | (0.05) |
| Gain on disposal | 0.12 | – | – |
| Net income per basic share | $2.56 | $2.09 | $1.74 |
| Income per diluted share (Notes A and K): | | | |
| Continuing operations | $2.37 | $2.04 | $1.75 |
| Discontinued operations (Note H): | | | |
| Loss from operations | (0.01) | (0.02) | (0.05) |
| Gain on disposal | 0.11 | – | – |
| Net income per diluted share | $2.48 | $2.02 | $1.70 |
| Cash dividends declared per share | $0.30 | $0.27 | $0.24 |

The accompanying notes are an integral part of the consolidated financial statements.

## Consolidated Balance Sheets

| | September 27, 2003 | September 28, 2002 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents (Note A) | $ 23,824,000 | $ 5,630,000 |
| Accounts receivable, less allowance for uncollectible accounts of $1,741,000 in 2003 and $2,292,000 in 2002 (Note A) | 29,174,000 | 30,892,000 |
| Inventories (Note B) | 20,681,000 | 21,412,000 |
| Deferred income taxes (Note C) | 3,164,000 | 3,163,000 |
| Other current assets | 830,000 | 625,000 |
| Total current assets | 77,673,000 | 61,722,000 |
| Property, plant and equipment (Note A): | | |
| Land | 1,059,000 | 1,059,000 |
| Buildings and improvements | 22,349,000 | 22,338,000 |
| Machinery and equipment | 114,728,000 | 109,075,000 |
| Furniture and fixtures | 1,468,000 | 1,658,000 |
| Construction in progress | 5,094,000 | 487,000 |
| | 144,698,000 | 134,617,000 |
| Less-Accumulated depreciation and amortization | (101,356,000) | (93,997,000) |
| Property, plant and equipment, net | 43,342,000 | 40,620,000 |
| Goodwill (Notes A and I) | 24,847,000 | 24,847,000 |
| Prepublication costs (Note A) | 3,810,000 | 3,219,000 |
| Other assets | 1,429,000 | 1,250,000 |
| Total assets | $ 151,101,000 | $ 131,658,000 |

The accompanying notes are an integral part of the consolidated financial statements.

| | September 27, 2003 | September 28, 2002 |
|---|---|---|
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Current maturities of long-term debt | $ 81,000 | $ 78,000 |
| Accounts payable (Note A) | 6,494,000 | 6,708,000 |
| Accrued payroll | 8,031,000 | 7,642,000 |
| Accrued taxes | 6,521,000 | 6,965,000 |
| Other current liabilities | 5,686,000 | 6,362,000 |
| Total current liabilities | 26,813,000 | 27,755,000 |
| Long-term debt (Notes A and D) | 593,000 | 674,000 |
| Deferred income taxes (Note C) | 5,597,000 | 4,658,000 |
| Other liabilities | 2,678,000 | 2,652,000 |
| Total liabilities | 35,681,000 | 35,739,000 |
| Commitments and contingencies (Note E) | | |
| Stockholders' equity (Notes A and F): | | |
| Preferred stock, $1 par value - authorized 1,000,000 shares; none issued | | |
| Common stock, $1 par value - authorized 18,000,000 shares; issued 8,088,000 shares; outstanding 7,931,000 shares in 2003 and 5,215,000 shares in 2002 | 8,088,000 | 5,445,000 |
| Additional paid-in capital | 650,000 | 2,246,000 |
| Retained earnings | 108,827,000 | 91,061,000 |
| Unearned compensation | (350,000) | (509,000) |
| Treasury stock, at cost: 157,000 shares in 2003 and 230,000 shares in 2002 | (1,795,000) | (2,324,000) |
| Total stockholders' equity | 115,420,000 | 95,919,000 |
| Total liabilities and stockholders' equity | $ 151,101,000 | $ 131,658,000 |

## Consolidated Statements of Cash Flows

| For the Years Ended |
|---|
| Operating Activities: |
| Net income |
| Adjustments to reconcile net income to cash provided from operating activities: |
| Depreciation and amortization |
| Deferred income taxes (Note C) |
| Changes in assets and liabilities: |
| Accounts receivable |
| Inventory |
| Accounts payable |
| Accrued taxes |
| Gain on sale of assets (Notes H and J) |
| Other elements of working capital |
| Other, net |
| Cash provided from operating activities |
| Investment Activities: |
| Capital expenditures |
| Prepublication costs (Note A) |
| Proceeds from sale of assets (Notes H and J) |
| Cash used for investment activities |
| Financing Activities: |
| Scheduled long-term debt repayments |
| Repayments of revolving credit facility, net |
| Cash dividends |
| Proceeds from stock plans |
| Cash used for financing activities |
| Increase (decrease) in cash and cash equivalents |
| Cash and cash equivalents at the beginning of the period |
| Cash and cash equivalents at the end of the period |
| Supplemental cash flow information: |
| Interest paid |
| Income taxes paid (net of receipts) |

The accompanying notes are an integral part of the consolidated financial statements.

| | September 27, 2003 | September 28, 2002 | September 29, 2001 |
|---|---|---|---|
| | $ 20,120,000 | $ 16,175,000 | $ 13,217,000 |
| | 9,798,000 | 10,687,000 | 11,796,000 |
| | 938,000 | 1,531,000 | 79,000 |
| | 1,718,000 | 2,914,000 | 5,530,000 |
| | 731,000 | 728,000 | 5,281,000 |
| | (214,000) | (5,225,000) | (5,615,000) |
| | (444,000) | 873,000 | 789,000 |
| | (913,000) | ~ | (750,000) |
| | (492,000) | 691,000 | (610,000) |
| | (105,000) | 592,000 | (1,625,000) |
| | 31,137,000 | 28,966,000 | 28,092,000 |
| | (10,885,000) | (4,918,000) | (12,841,000) |
| | (2,232,000) | (1,821,000) | (1,415,000) |
| | 1,500,000 | ~ | 2,124,000 |
| | (11,617,000) | (6,739,000) | (12,132,000) |
| | (78,000) | (76,000) | (366,000) |
| | ~ | (15,750,000) | (14,750,000) |
| | (2,354,000) | (2,058,000) | (1,824,000) |
| | 1,106,000 | 1,114,000 | 591,000 |
| | (1,326,000) | (16,770,000) | (16,349,000) |
| | 18,194,000 | 5,457,000 | (389,000) |
| | 5,630,000 | 173,000 | 562,000 |
| | $ 23,824,000 | $ 5,630,000 | $ 173,000 |
| | $ 245,000 | $ 436,000 | $ 1,888,000 |
| | $ 9,697,000 | $ 5,511,000 | $ 5,413,000 |

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Total Stockholders' Equity |
|---|---|
| Balance, September 30, 2000 | $ 67,771,000 |
| Net income | 13,217,000 |
| Cash dividends | (1,824,000) |
| Stock dividend (Note A) | – |
| Restricted stock grant/amortization activity, net | 111,000 |
| Other stock plan activity | 1,050,000 |
| Balance, September 29, 2001 | 80,325,000 |
| Net income | 16,175,000 |
| Cash dividends | (2,058,000) |
| Restricted stock grant/amortization activity, net | 133,000 |
| Other stock plan activity | 1,344,000 |
| Balance, September 28, 2002 | 95,919,000 |
| Net income | 20,120,000 |
| Cash dividends | (2,354,000) |
| Stock dividend (Note A) | – |
| Restricted stock grant/amortization activity, net | 159,000 |
| Other stock plan activity | 1,576,000 |
| Balance, September 27, 2003 | $ 115,420,000 |

The accompanying notes are an integral part of the consolidated financial statements.

| Common Stock | Additional Paid-In Capital | Retained Earnings | Unearned Compensation | Treasury Stock |
|---|---|---|---|---|
| $ 3,750,000 | $ 2,283,000 | $ 65,551,000 | $ (513,000) | $ (3,300,000) |
| ~ | ~ | 13,217,000 | ~ | ~ |
| ~ | ~ | (1,824,000) | ~ | ~ |
| 1,695,000 | (1,695,000) | ~ | ~ | ~ |
| ~ | 64,000 | ~ | 3,000 | 44,000 |
| ~ | 802,000 | ~ | ~ | 248,000 |
| 5,445,000 | 1,454,000 | 76,944,000 | (510,000) | (3,008,000) |
| ~ | ~ | 16,175,000 | ~ | ~ |
| ~ | ~ | (2,058,000) | ~ | ~ |
| ~ | 94,000 | ~ | 1,000 | 38,000 |
| ~ | 698,000 | ~ | ~ | 646,000 |
| 5,445,000 | 2,246,000 | 91,061,000 | (509,000) | (2,324,000) |
| ~ | ~ | 20,120,000 | ~ | ~ |
| ~ | ~ | (2,354,000) | ~ | ~ |
| 2,643,000 | (2,643,000) | ~ | ~ | ~ |
| ~ | ~ | ~ | 159,000 | ~ |
| ~ | 1,047,000 | ~ | ~ | 529,000 |
| $ 8,088,000 | $ 650,000 | $108,827,000 | $ (350,000) | $ (1,795,000) |

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS Courier Corporation and its subsidiaries ("Courier" or the "Company") print, publish and sell books. Courier has two business segments: full-service book manufacturing and specialty book publishing. On December 17, 2002, the Company sold the assets of Courier Custom Publishing, Inc., which comprised all of the activities of the customized education segment (see Note H).

PRINCIPLES OF CONSOLIDATION AND PRESENTATION The consolidated financial statements, prepared on a fiscal year basis, include the accounts of Courier Corporation and its subsidiaries after elimination of all significant intercompany transactions. Such financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), which require the use of certain estimates and assumptions. Certain amounts for fiscal years 2002 and 2001 have been reclassified in the accompanying financial statements in order to conform to the current year's classification.

FINANCIAL INSTRUMENTS Financial instruments consist primarily of cash, accounts receivable, accounts payable and debt obligations. The Company classifies as cash and cash equivalents amounts on deposit in banks and cash invested temporarily in various instruments with maturities of three months or less at time of purchase. At September 27, 2003 and September 28, 2002, the fair market value of the Company's financial instruments approximated their carrying values.

Interest income from these instruments was $200,000 in 2003 and $12,000 in 2002 and is included in the caption "Interest expense, net" in the accompanying Consolidated Statements of Income.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are recorded at cost, including interest on funds borrowed to finance the acquisition or construction of major capital additions. Interest capitalized in 2001 was approximately $170,000. No interest was capitalized in 2003 and 2002. The Company provides for depreciation of property, plant and equipment on a straight-line basis over periods ranging from 10 to 40 years on buildings and improvements and from 3 to 11 years on equipment and furnishings.

Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the lease. Expenditures for maintenance and repairs are charged against income as incurred; betterments that increase the value or materially extend the life of the related assets are capitalized. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

GOODWILL At the beginning of fiscal 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which changed the accounting for goodwill and certain other intangible assets from an amortization method to an impairment-only approach. The transitional impairment test required by SFAS No. 142 was completed in 2002 resulting in no change to the nature or carrying amounts of its intangible assets. The Company evaluates possible impairment annually or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable.

Goodwill has been allocated $9.2 million and $15.6 million, net of accumulated amortization of $2.1 million and $0.9 million, to the book manufacturing and specialty publishing segments, respectively. There has been no change in the carrying amount of goodwill during the year or in the allocation of goodwill by reportable segment.

Prior to 2002, goodwill arising from business acquisitions was amortized using the straight-line method over 20 years. Had the Company accounted for goodwill in accordance with SFAS No. 142 in 2001, net income would have increased by $1,050,000 to $14,267,000 from $13,217,000 and net income per diluted share would have increased by $0.13 from $1.70 to $1.83.

LONG-LIVED ASSETS Management periodically reviews long-lived assets for impairment and does not believe that there is any material impairment of any asset of the Company as measured in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of SFAS No. 144 in 2002 did not have a material effect on the Company's consolidated financial statements.

PREPUBLICATION COSTS Prepublication costs, associated with the specialty publishing segment, are amortized to cost of sales using the straight-line method over an estimated useful life of four years.

INCOME TAXES Deferred income tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities, and are measured by applying enacted tax rates and laws for the taxable years in which these differences are expected to reverse.

REVENUE RECOGNITION Revenue is recognized upon shipment of goods to customers or upon the transfer of ownership for those customers for whom the Company provides manufacturing and distribution services. Revenue for distribution services is recognized as services are provided. Shipping and handling fees billed to customers are classified as revenue.

USE OF ESTIMATES The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results may differ from these estimates.

NET INCOME PER SHARE Basic net income per share is based on the weighted average number of common shares outstanding each period. Diluted net income per share also includes potentially dilutive items such as options (see Note K).

STOCK SPLIT On November 6, 2003, the Company announced a three-for-two stock split effected in the form of a 50% stock dividend, except for treasury shares, which was distributed on December 5, 2003. Also, on August 31, 2001, the Company distributed a three-for-two stock split effected in the form of a 50% stock dividend, except for treasury shares. Previously authorized but unissued shares were used to effect both of these dividends. Weighted average shares outstanding and per share amounts presented in the accompanying financial statements for periods prior to the stock splits have been restated to give effect to these stock splits.

TREASURY STOCK The Company has historically used treasury stock for stock options exercised and stock grants and intends to continue to use treasury stock for such purposes.

STOCK-BASED COMPENSATION Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, the Company applies the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, because the number of shares is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized. Had compensation cost for grants under the ESPP and for stock options granted after 1995 been determined under the provisions of SFAS No. 123, the Company's net income would have been as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net income as reported | $20,120,000 | $16,175,000 | $13,217,000 |
| Deduct: Stock-based compensation expense determined under SFAS No. 123, net of related tax effects | (965,000) | (637,000) | (524,000) |
| Pro forma net income | $19,155,000 | $15,538,000 | $12,693,000 |
| Net income per share as reported: | | | |
| Basic | $2.56 | $2.09 | $1.74 |
| Diluted | 2.48 | 2.02 | 1.70 |
| Pro forma net income per share: | | | |
| Basic | $2.44 | $2.01 | $1.67 |
| Diluted | 2.36 | 1.94 | 1.63 |

The pro forma effect on net income and net income per diluted share for 2002 and 2001 is not representative of the pro forma effect on net income in future years, because it does not take into consideration pro forma compensation expense related to options granted prior to fiscal 1996. For purposes of pro forma disclosures, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model (see Note F).

NEW ACCOUNTING PRONOUNCEMENTS In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 and was adopted by the Company effective in fiscal 2003. Adoption of this standard did not have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor's obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. The initial liability recognition provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were effective for financial statements for interim or annual periods ending after December 15, 2002. The implementation of this interpretation did not have a material impact on the Company's consolidated financial position or results of operations.

B. INVENTORIES Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 44% and 46% of the Company's inventories at September 27, 2003 and September 28, 2002, respectively. Other inventories are determined on a first-in, first-out (FIFO) basis.

| | 2003 | 2002 |
|---|---|---|
| Raw materials | $ 1,704,000 | $ 3,405,000 |
| Work in process | 3,833,000 | 4,852,000 |
| Finished goods | 15,144,000 | 13,155,000 |
| Total | $ 20,681,000 | $ 21,412,000 |

On a FIFO basis, reported year-end inventories would have been higher by $5.5 million in both fiscal 2003 and 2002.

C. INCOME TAXES The provision for income taxes from continuing operations differs from that computed using the statutory federal income tax rates for the following reasons:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Federal taxes at statutory rate | $ 10,334,000 | $ 8,457,000 | $ 7,145,000 |
| State taxes, net of federal tax benefit | 701,000 | 366,000 | 316,000 |
| Goodwill amortization | – | – | 173,000 |
| Foreign sales corporation (FSC) export related income | (823,000) | (868,000) | (700,000) |
| Other | 42,000 | 52,000 | 86,000 |
| Total | $ 10,254,000 | $ 8,007,000 | $ 7,020,000 |

The provision for income taxes from continuing operations consisted of the following:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Currently payable: | | | |
| Federal | $ 8,238,000 | $ 5,776,000 | $ 6,220,000 |
| State | 1,078,000 | 700,000 | 721,000 |
| | 9,316,000 | 6,476,000 | 6,941,000 |
| Deferred: | | | |
| Federal | 870,000 | 1,507,000 | 193,000 |
| State | 68,000 | 24,000 | (114,000) |
| | 938,000 | 1,531,000 | 79,000 |
| Total | $ 10,254,000 | $ 8,007,000 | $ 7,020,000 |

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of September 27, 2003 and September 28, 2002:

| | 2003 | 2002 |
|---|---|---|
| Deferred tax assets: | | |
| Vacation accrual not currently deductible | $ 682,000 | $ 610,000 |
| Other accruals not currently deductible | 806,000 | 427,000 |
| Non-deductible reserves | 1,620,000 | 1,982,000 |
| Other | 56,000 | 144,000 |
| Classified as current | 3,164,000 | 3,163,000 |
| Deferred compensation arrangements | 1,023,000 | 1,143,000 |
| Other | 171,000 | 152,000 |
| Total deferred tax assets | $ 4,358,000 | $ 4,458,000 |
| Deferred tax liabilities: | | |
| Accelerated depreciation | 5,732,000 | 5,362,000 |
| Goodwill amortization | 1,059,000 | 591,000 |
| Total deferred tax liabilities | $ 6,791,000 | $ 5,953,000 |

Non-current deferred tax assets have been netted against non-current deferred tax liabilities for balance sheet classification purposes.

D. LONG-TERM DEBT At September 27, 2003 and September 28, 2002, long-term debt consisted of an obligation under an industrial development bond arrangement totaling $674,000 and $752,000, respectively, including current maturities of $81,000 and $78,000, respectively. This industrial bond arrangement bears interest at a 3% rate. Scheduled aggregate principal payments of this obligation are $81,000 in 2004, $83,000 in 2005, $85,000 in 2006, $88,000 in 2007, $91,000 in 2008 and $246,000 thereafter. The industrial bond arrangement provides for a lien on the assets acquired with the proceeds

The Company has a $60 million long-term revolving credit facility in place under which the Company can borrow at a rate not to exceed LIBOR plus 1.5%. The revolving credit facility matures in March 2006. The revolving credit facility is used by the Company for both its long-term and short-term financing needs.

The revolving credit facility contains restrictive covenants including provisions relating to the maintenance of working capital, the level of capital expenditures, the incurring of additional indebtedness and a quarterly test of EBITDA to debt service. It also provides for a commitment fee not to exceed 3/8% per annum on the unused portion. These fees are included in the caption "Interest expense, net" in the accompanying Consolidated Statements of Income.

E. COMMITMENTS AND CONTINGENCIES The Company is committed under various operating leases to make annual rental payments for certain buildings and equipment. Amounts charged to operations under such leases approximated $4,103,000 in 2003, $4,256,000 in 2002 and $5,239,000 in 2001. As of September 27, 2003, minimum annual rental commitments under the Company's long-term operating leases are approximately $3,679,000 in 2004, $2,728,000 in 2005, $1,305,000 in 2006, $1,249,000 in 2007 and $693,000 in the aggregate thereafter. The Company leases one of its facilities from a corporation owned in part by an executive of one of the Company's subsidiaries. The lease agreement requires annual payments of approximately $276,000 through July 2007. At September 27, 2003 and September 28, 2002, the Company had letters of credit outstanding of $1,007,000 and $773,000, respectively.

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on its consolidated financial statements.

F. STOCK ARRANGEMENTS

STOCK INCENTIVE PLANS The Company's stock incentive plans provide for the granting of stock options and stock grants up to a total of 1,226,250 shares. Under the plan provisions, both non-qualified and incentive stock options to purchase shares of the

Company's common stock may be granted to key employees. The option price per share may not be less than the fair market value of stock at the time the option is granted and incentive stock options must expire not later than ten years from the date of grant. During 2002 and 2001, 3,750 and 7,500 shares, respectively, of restricted stock were granted which vest over a five-year period. Amortization expense relating to the 2003, 2002 and 2001 stock grants was $159,000, $133,000 and $111,000, respectively.

DIRECTORS' OPTION PLAN A 1989 plan, as amended and restated, allows members of the Company's Board of Directors to make an election to apply either 50% or 100% of their annual retainer fee, including the committee chair retainer, toward the annual grant of stock options to be offered at a price per share $5 below the fair market value of the Company's common stock at the time the option is granted. Retainer fees for 2003 amounted to a total of $110,000 for the six outside directors; in addition, the three committee chair fees amounted to a total of $25,000 for 2003. The plan, as approved by stockholders, provides a total of 562,500 shares for the issuance of such options.

The following is a summary of all option activity for these plans:

| | Stock Option/Incentive Plans | | Directors' Option Plan | |
|---|---|---|---|---|
| | Shares | Average Exercise Price | Shares | Average Exercise Price |
| Outstanding at September 30, 2000 | 477,067 | $ 8.37 | 110,700 | $ 6.34 |
| Issued | 91,837 | 14.61 | 45,148 | 10.59 |
| Exercised | (105,589) | 4.99 | (18,675) | 4.39 |
| Cancelled | (13,320) | 11.70 | (26,248) | 7.05 |
| Outstanding at September 29, 2001 | 449,995 | $ 10.35 | 110,925 | $ 8.23 |
| Issued | 96,112 | 25.17 | 29,250 | 11.21 |
| Exercised | (97,818) | 7.41 | (39,750) | 7.25 |
| Cancelled | (7,876) | 11.07 | - | - |
| Outstanding at September 28, 2002 | 440,413 | $ 14.22 | 100,425 | $ 9.49 |
| Issued | 86,662 | 35.21 | 36,000 | 21.71 |
| Exercised | (70,408) | 8.02 | (30,000) | 10.23 |
| Cancelled | (1,749) | 13.67 | - | - |
| Outstanding at September 27, 2003 | 454,918 | $ 19.17 | 106,425 | $ 13.42 |
| Exercisable at September 27, 2003 | 249,739 | $ 13.21 | 106,425 | $ 13.42 |
| Available for future grants | 121,065 | | 119,250 | |

The following tables present information with regards to stock options outstanding at September 27, 2003:

Stock Incentive Plan

| Range of Exercise Prices | $ 6.30 – $ 11.73 | $ 12.11 – $ 15.82 | $ 20.63 – $ 27.89 | $ 34.91 – $ 38.40 |
|---|---|---|---|---|
| Options outstanding | 117,457 | 154,686 | 96,112 | 86,663 |
| Weighted average exercise price of options outstanding | $ 9.40 | $ 13.90 | $ 25.17 | $ 35.21 |
| Weighted average remaining life | 2.0 years | 4.1 years | 5.7 years | 6.8 years |
| Options exercisable | 117,457 | 100,236 | 32,046 | – |
| Weighted average exercise price of options exercisable | $ 9.40 | $ 13.91 | $ 25.04 | – |

Directors' Option Plan

| Range of Exercise Prices | $8.25– $10.85 | $21.71– $24.97 |
|---|---|---|
| Options outstanding | 75,675 | 30,750 |
| Weighted average exercise price of options outstanding | $ 10.01 | $ 21.79 |
| Weighted average remaining life | 2.0 years | 4.0 years |
| Options exercisable | 75,675 | 30,750 |
| Weighted average exercise price of options exercisable | $ 10.01 | $ 21.79 |

EMPLOYEE STOCK PURCHASE PLAN The Company's 1999 Employee Stock Purchase Plan ("ESPP"), approved by stockholders in January 1999, covers an aggregate of 225,000 shares of Company common stock for issuance under the plan. Eligible employees may purchase shares of Company common stock at not less than 85% of fair market value at the beginning or end of the grant period. During 2003, 18,324 shares were issued under the plan at an average price of $24.01 per share. Since inception, 113,513 shares have been issued. At September 27, 2003, an additional 111,487 shares were reserved for future issuances.

STOCKHOLDERS' RIGHTS PLAN In March 1999, the Board of Directors adopted a ten-year stockholders' rights plan. Under the plan, the Company's stockholders of record as of March 19, 1999 received a right to purchase a unit ("Unit") consisting of one one-thousandth of a share of preferred stock for each share of common stock held on that date with an exercise price of $100, subject to adjustment. Until such rights become exercisable, one such right will also attach to subsequently issued shares of common stock. The rights become exercisable if (1) a person or group acquires 15% or more of the Company's common stock, (2) upon commencement of a tender or exchange offer which would result in a person or group beneficially owning 15% or more of the Company's common stock, or (3) upon the Company's Board of Directors determining that a person is an "adverse person" (as that term is defined in the plan). When exercisable, under certain conditions, each right entitles the holder thereof to purchase Units of the Company's preferred stock or shares of common stock of the acquirer, in each case having a market value at that time of twice the right's exercise price. The Board of Directors will be entitled to redeem the rights at one cent per right, under certain circumstances. The rights expire in 2009.

STOCK-BASED COMPENSATION For purposes of pro forma disclosures presented in Note A, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model.

The following key assumptions were used to value options issued:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Risk-free interest rate | 3.9% | 3.4% | 4.5% |
| Expected volatility | 32% | 32% | 34% |
| Expected dividend yields | 0.8% | 1.1% | 1.7% |
| Estimated life for grants under: | | | |
| Stock Incentive Plans | 5–7 years | 5–7 years | 5–7 years |
| Directors' Option Plan | 5 years | 5 years | 5 years |
| ESPP | 0.5 years | 0.5 years | 0.5 years |

The following is a summary of the weighted average fair value per share of options granted during each of the past three fiscal years, based on the Black-Scholes option-pricing model.

| | Stock Incentive Plan | | | Directors' Option Plan | | |
|---|---|---|---|---|---|---|
| On Grant Date: | 2003 | 2002 | 2001 | 2003 | 2002 | 2001 |
| Exercise price was equal to stock price | $13.37 | $8.97 | $5.25 | – | – | – |
| Exercise price was in excess of stock price | $9.71 | $6.69 | $3.97 | – | – | – |
| Exercise price was less than stock price | – | – | – | $8.87 | $5.97 | $5.61 |

G. RETIREMENT PLANS The Company and its consolidated subsidiaries maintain various defined contribution retirement plans covering substantially all of its employees. Dover, acquired in September 2000, also provides retirement benefits through a defined benefit plan as described below.

Retirement costs of multi-employer union plans consist of contributions determined in accordance with the respective collective bargaining agreements. Retirement benefits for non-union employees are provided through the Courier Profit Sharing and Savings Plan, which includes an Employee Stock Ownership Plan (ESOP). Retirement costs included in the accompanying financial statements amounted to approximately $3,200,000 in 2003, $3,000,000 in 2002 and $2,600,000 in 2001.

The Courier Profit Sharing and Savings Plan ("PSSP") is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation, subject to IRS limitations, with the Company matching 25% of the first 6% of pay contributed by the employee. The Company also makes contributions to the plan annually based on profits each year for the benefit of all eligible non-union employees.

Shares of Company common stock may be allocated to participants' ESOP accounts annually based on their compensation as defined in the plan. During 2003, 2002 and 2001, no such shares were allocated to eligible participants. At September 27, 2003, the ESOP held 321,705 shares on behalf of the participants.

Dover has a noncontributory, defined benefit pension plan covering substantially all of its employees. The Company's funding policy for the plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as the Company may determine to be appropriate. As of December 31, 2001, Dover employees became eligible to participate in the Courier PSSP. As such, plan benefits under the Dover defined benefit plan were frozen as of that date.

The following tables provide information regarding the Dover plan for the years ended September 27, 2003 and September 28, 2002.

Change in projected benefit obligation:

| | 2003 | 2002 |
|---|---|---|
| Obligation at beginning of year | $ 3,175,000 | $ 3,610,000 |
| Service cost | 8,000 | 48,000 |
| Interest cost | 196,000 | 219,000 |
| Actuarial loss | 118,000 | 89,000 |
| Curtailment gain | - | (505,000) |
| Benefits paid | (370,000) | (286,000) |
| Obligation at end of year | $ 3,127,000 | $ 3,175,000 |

Change in plan assets:

| | 2003 | 2002 |
|---|---|---|
| Fair value of plan assets at beginning of year | $ 3,898,000 | $ 3,716,000 |
| Actual return on plan assets | 180,000 | 293,000 |
| Employer contributions | - | 175,000 |
| Benefits paid | (370,000) | (286,000) |
| Fair value of plan assets at end of year | $ 3,708,000 | $ 3,898,000 |

Reconciliation of funded status:

| | 2003 | 2002 |
|---|---|---|
| Funded status at end of year | $ 581,000 | $ 724,000 |
| Unrecognized net actuarial (gain) loss and other | 5,000 | (193,000) |
| Prepaid pension cost | $ 586,000 | $ 531,000 |

Components of the net periodic benefit cost:

| | 2003 | 2002 |
|---|---|---|
| Service cost | $ 8,000 | $ 48,000 |
| Interest cost | 196,000 | 219,000 |
| Expected return on plan assets | (259,000) | (270,000) |
| Amortization of prior service cost | - | 3,000 |
| Net periodic benefit expense (income) | $ (55,000) | $ - |

Actuarial assumptions used to determine costs and benefit obligations:

| | 2003 | 2002 |
|---|---|---|
| Discount rate | 6.3% | 6.5% |
| Compensation increases | 5.0% | 5.0% |
| Return on assets for the year | 7.0% | 7.0% |

The curtailment gain was accounted for in the allocation of Dover's purchase price. Accordingly, no gain was recognized in the curtailment of the Dover pension plan. Prepaid pension cost at September 27, 2003 and September 28, 2002 is included in the accompanying consolidated balance sheet under the caption "Other Assets."

H. DISCONTINUED OPERATIONS. On December 17, 2002, the Company sold the assets of its wholly owned subsidiary, Courier Custom Publishing, Inc., which comprised all of the activities of the customized education segment. In accordance with the provisions of SFAS No. 144, the disposition was accounted for as a discontinued operation in the accompanying financial statements. The customized education segment provided customized coursepacks and textbooks. Financial results of this discontinued operation for the periods presented are:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net sales | $ 142,000 | $ 1,160,000 | $ 1,120,000 |
| Pretax loss | $ (100,000) | $ (191,000) | $ (598,000) |
| Income tax benefit | (35,000) | (71,000) | (203,000) |
| Loss after tax | $ (65,000) | $ (120,000) | $ (395,000) |
| Proceeds from sale | $ 1,500,000 | | |
| Net assets sold and costs of disposal | 68,000 | | |
| Pretax gain | $ 1,432,000 | | |
| Income tax provision | 519,000 | | |
| Gain on disposal, net of tax | $ 913,000 | | |

I. BUSINESS SEGMENTS The Company has two business segments: full-service book manufacturing and specialty publishing. The book manufacturing segment offers a full range of services from production through storage and distribution for religious, educational and specialty trade book publishers. The Company has aggregated its book manufacturing business into one segment because of strong similarities in the economic characteristics, the nature of products and services, production processes, class of customer and distribution methods used. The specialty publishing segment consists of Dover Publications, Inc.

On December 17, 2002, the Company sold the assets of Courier Custom Publishing, Inc., a provider of customized college coursepacks and textbooks, which comprised all of the activities of the customized education segment in 2003 and 2002 (see Note H). Information related to this discontinued operation is not included in the segment table below for 2003, 2002 and 2001. The Customized Education Segment in 2001 also included The Home School, which ceased operations in March 2001 when substantially all of its assets were sold. The results of The Home School for 2001 prior to its sale are reflected in the "unallocated" caption in the following table.

The accounting policies of the segments are the same as those described in Note A. In evaluating segment performance, management primarily focuses on income or loss before taxes and other income. The elimination of intersegment sales and related profit represents sales from the book manufacturing segment to the specialty publishing segment. Other income, discussed in Note J, is reflected as "unallocated" in the following table. Corporate expenses that are allocated to the segments include various support functions such as information technology services, finance, human resources and engineering, and include depreciation and amortization expense related to corporate assets. The corresponding corporate asset balances are not allocated to the segments. Unallocated corporate assets consist primarily of cash and cash equivalents and fixed assets used by the corporate support functions.

The following table provides segment information for continuing operations as required under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

| | Total Company |
|---|---|
| FISCAL 2003 | |
| Net sales | $ 202,002,000 |
| Earnings before income taxes | 29,526,000 |
| Total assets | 151,101,000 |
| Goodwill, net | 24,847,000 |
| Depreciation and amortization | 9,798,000 |
| Capital expenditures and prepublication costs | 13,117,000 |
| Interest (income)/ expense | 52,000 |
| FISCAL 2002 | |
| Net sales | $ 201,024,000 |
| Earnings before income taxes | 24,302,000 |
| Total assets | 131,658,000 |
| Goodwill, net | 24,847,000 |
| Depreciation and amortization | 10,687,000 |
| Capital expenditures and prepublication costs | 6,739,000 |
| Interest (income)/ expense | 480,000 |
| FISCAL 2001 | |
| Net sales | $ 210,823,000 |
| Earnings before income taxes | 20,632,000 |
| Total assets | 133,615,000 |
| Goodwill, net | 24,847,000 |
| Depreciation and amortization | 11,796,000 |
| Capital expenditures and prepublication costs | 14,256,000 |
| Interest (income)/expense | 1,899,000 |

| Book Manufacturing | Specialty Publishing | Unallocated | Intersegment Elimination |
|---|---|---|---|
| $ 171,858,000 | $ 36,391,000 | ~ | $ (6,247,000) |
| 24,171,000 | 5,855,000 | ~ | (500,000) |
| 76,726,000 | 42,659,000 | $ 31,716,000 | ~ |
| 9,240,000 | 15,607,000 | ~ | ~ |
| 7,863,000 | 1,935,000 | ~ | ~ |
| 10,641,000 | 2,372,000 | 104,000 | ~ |
| (281,000) | 333,000 | ~ | ~ |
| $ 170,382,000 | $ 36,004,000 | ~ | $ (5,362,000) |
| 19,817,000 | 4,890,000 | ~ | (405,000) |
| 75,604,000 | 41,066,000 | $ 14,988,000 | ~ |
| 9,240,000 | 15,607,000 | ~ | ~ |
| 8,750,000 | 1,913,000 | 24,000 | ~ |
| 4,408,000 | 1,940,000 | 391,000 | ~ |
| (253,000) | 733,000 | ~ | ~ |
| $ 181,233,000 | $ 33,259,000 | $ 368,000 | $ (4,037,000) |
| 18,691,000 | 1,425,000 | 980,000 | (464,000) |
| 83,735,000 | 40,670,000 | 9,210,000 | ~ |
| 9,240,000 | 15,607,000 | ~ | ~ |
| 8,990,000 | 2,690,000 | 116,000 | ~ |
| 12,149,000 | 1,640,000 | 467,000 | ~ |
| (161,000) | 2,060,000 | ~ | ~ |

Export sales as a percentage of consolidated sales were approximately 22% in 2003, 21% in 2002 and 19% in 2001. Sales to the Company's largest customer amounted to approximately 27% of consolidated sales in 2003, 26% in 2002 and 25% in 2001. In addition, sales to another customer amounted to 18% of consolidated sales in 2003, 15% in 2002 and 13% in 2001. No other customer accounted for more than 10% of consolidated sales. Customers are granted credit on an unsecured basis.

J. OTHER INCOME In March 2001, the Company sold substantially all of the assets of its subsidiary, The Home School, and ceased operating the business. The proceeds from the sale were $0.8 million resulting in a pretax gain of approximately $0.3 million, and an after-tax gain of approximately $0.2 million, or $.03 per diluted share.

During the first quarter of 2001, the Company completed the sale of its Raymond, New Hampshire facility resulting in a pretax gain of approximately $0.9 million and approximately $0.6 million after tax, or $.07 per diluted share. Other income in 2001 also includes net rental income from this facility of $49,000 before the sale was completed.

K. NET INCOME PER SHARE Following is a reconciliation of the shares used in the calculation of basic and diluted net income per share. Potentially dilutive shares, calculated using the treasury stock method, consist of shares issued under the Company's stock option plans. These shares have been adjusted to reflect the three-for-two stock splits effected in the form of dividends distributed on December 5, 2003 and August 31, 2001 (see Note A).

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Average shares outstanding for basic | 7,848,000 | 7,724,000 | 7,587,000 |
| Effect of potentially dilutive shares | 272,000 | 268,000 | 210,000 |
| Average shares outstanding for dilutive | 8,120,000 | 7,992,000 | 7,797,000 |

L. DERIVATIVE FINANCIAL INSTRUMENTS At September 27, 2003, the Company had two forward exchange contracts to purchase approximately 3,000,000 euros as a hedge against a foreign currency equipment purchase commitment, designated as a fair value hedge. The equipment is scheduled for delivery in fiscal 2004, as is the completion of the forward exchange contracts. The Company does not use financial instruments for trading or speculative purposes. The Company accounts for derivatives pursuant to SFAS No. 133, "Accounting for Derivative and Hedging Activities," as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them.

For derivatives designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change, together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. Accordingly, all derivatives are recognized as assets or liabilities and measured at fair value. The Company recorded a $180,000 addition to its property, plant and machinery accounts with a corresponding $180,000 addition to long term liabilities, with no effect on current earnings.

## Independent Auditors' Report

To the Board of Directors and Stockholders of
Courier Corporation, North Chelmsford, MA

We have audited the accompanying consolidated balance sheets of Courier Corporation and subsidiaries ("the Company") as of September 27, 2003 and September 28, 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 27, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 27, 2003 and September 28, 2002, and the results of its operations and its cash flows for each of the three years in the period ended September 27, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts
November 17, 2003

## Selected Quarterly Financial Data (Unaudited)

| Fiscal 2003<br>(Dollars in thousands except per share amounts) | First | Second | Third | Fourth |
|---|---|---|---|---|
| Operating Results: | | | | |
| Net sales | $ 48,782 | $ 48,605 | $ 51,076 | $ 53,539 |
| Gross profit | 15,388 | 15,586 | 16,962 | 19,436 |
| Income from continuing operations | 3,749 | 3,788 | 4,772 | 6,963 |
| Income per diluted share from continuing operations | .46 | .47 | .59 | .85 |
| Net income | 4,512 | 3,821 | 4,772 | 7,015 |
| Net income per diluted share | .56 | .47 | .59 | .86 |
| Dividends declared per share | .075 | .075 | .075 | .075 |
| Stock price: | | | | |
| Highest | 31.05 | 33.14 | 34.88 | 37.33 |
| Lowest | 23.61 | 29.00 | 31.74 | 33.83 |

| Fiscal 2002<br>(Dollars in thousands except per share amounts) | First | Second | Third | Fourth |
|---|---|---|---|---|
| Operating Results: | | | | |
| Net sales | $ 45,614 | $ 48,102 | $ 51,668 | $ 55,640 |
| Gross profit | 13,347 | 14,127 | 15,412 | 19,687 |
| Income from continuing operations | 2,715 | 2,878 | 4,146 | 6,556 |
| Income per diluted share from continuing operations | .34 | .36 | .52 | .82 |
| Net income | 2,621 | 2,865 | 4,080 | 6,609 |
| Net income per diluted share | .33 | .36 | .51 | .82 |
| Dividends declared per share | .067 | .067 | .067 | .067 |
| Stock price: | | | | |
| Highest | 22.83 | 26.30 | 29.67 | 27.60 |
| Lowest | 14.00 | 21.60 | 26.01 | 21.97 |

Diluted share amounts are based on weighted average shares outstanding. Per share amounts and stock prices have been retroactively adjusted to reflect a three-for-two stock split distributed on December 5, 2003 (see Notes A and K).

Common shares of the Company are traded over-the-counter on the Nasdaq National Market - symbol "CRRC."

There were approximately 930 stockholders of record as of September 27, 2003.

## Officers and Directors

### Corporate Officers

James F. Conway III
Chairman, President and
Chief Executive Officer

George Q. Nichols
Senior Vice President

Robert P. Story, Jr.
Senior Vice President and
Chief Financial Officer

Lee E. Cochrane
Vice President and
Treasurer

Peter R. Conway
Vice President

Peter M. Folger
Vice President and
Controller

Gary S. Gluckow
Vice President

David J. LaFauci
Vice President

Diana L. Sawyer
Vice President

Clarence C. Strowbridge
Vice President

Peter D. Tobin
Vice President

Eric J. Zimmerman
Vice President

F. Beirne Lovely, Jr.
Clerk and Secretary

### National Publishing Company

George Q. Nichols
Chairman

Peter D. Tobin
Executive Vice President

William L. Lampe, Jr.
Treasurer

### Book-mart Press, Inc.

Gary S. Gluckow
President

Michelle S. Gluckow
Executive Vice President

### Courier Companies, Inc.

Peter D. Tobin
Executive Vice President

Joseph L. Brennan
Vice President - Engineering

Anthony F. Caruso
Vice President - Manufacturing

Peter A. Clifford
Vice President - Production Services

Peter R. Conway
Vice President - Sales

Stephen M. Franzino
Vice President - Technology

### Dover Publications, Inc.

Clarence C. Strowbridge
President

Paul T. Negri
Senior Vice President

Frank Fontana
Vice President

Leonard Roland
Vice President

Gerard D. Meskill
Vice President

### Directors

James F. Conway III
Chairman, President and
Chief Executive Officer

§ + • Kathleen Foley Curley
Research Professor
Boston University School of Management

§ + • Richard K. Donahue
Vice Chairman of NIKE, Inc.

§ + • Edward J. Hoff
Vice President, Learning
IBM Learning Center

§ + • Arnold S. Lerner
Vice Chairman,
Enterprise Bank and Trust Co.

George Q. Nichols
Corporate Senior Vice President and Chairman of National Publishing Company

§ + • Ronald L. Skates
Private Investor and Director

Robert P. Story, Jr.
Senior Vice President and
Chief Financial Officer

§ + • W. Nicholas Thorndike
Corporate Director and Trustee

+ Member of Compensation and Management Development Committee

• Member of Audit and Finance Committee

§ Member of Nominating Committee

**CORPORATE OFFICE**
**COURIER CORPORATION**
15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-6000
www.courier.com

**SUBSIDIARY LOCATIONS**
**COURIER COMPANIES, INC.**
15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-6000

**COURIER KENDALLVILLE, INC.**
2500 Marion Drive
Kendallville, IN 46755
(260) 347-3044

**COURIER STOUGHTON**
200 Shuman Avenue
Stoughton, MA 02072
(978) 251-6000

**COURIER WESTFORD**
22 Town Farm Road
Westford, MA 01886
(978) 251-6000

**NATIONAL PUBLISHING COMPANY**
11311 Roosevelt Boulevard
Philadelphia, PA 19154
(215) 676-1863

**BOOK-MART PRESS, INC.**
2001 Forty-Second Street
North Bergen, NJ 07047
(201) 864-1887

**DOVER PUBLICATIONS, INC.**
31 East 2nd Street
Mineola, NY 11501
(516) 294-7000
www.doverpublications.com

**COUNSEL**
Goodwin Procter LLP

**AUDITORS**
Deloitte & Touche LLP

**TRANSFER AGENT AND REGISTRAR**
EquiServe Trust
Company, N.A.

**COMMON SHARES**
Traded over-the-counter on the Nasdaq National Market as "CRRC"

**ANNUAL MEETING OF STOCKHOLDERS**
The annual meeting will be held at the Boston University Corporate Education Center
72 Tyng Road
Tyngsboro, MA
on January 15, 2004

**ANNUAL REPORT ON FORM 10-K**
The Form 10-K filed with the Securities and Exchange Commission is available to stockholders and may be obtained without charge upon written request to:

Robert P. Story, Jr.
Senior Vice President and
Chief Financial Officer
Courier Corporation
15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-6000
(978) 251-8228 Fax
investorrelations@courier.com

Jim Conway's office is home to a diverse collection of books, gadgets, and family photos. But one small sign, framed on the bookshelf behind his desk, stands out. As a sign, it's nothing special. We even thought about finding some way to dress it up for this report, but ultimately the truth won out. Because the message needs no dressing up at all:

PAY
ATTENTION...

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